Exhibit 99.1

Robo.ai Inc. Reaffirms the Upcoming Reverse Stock Split

DUBAI, UAE, November 3, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a UAE-based, U.S.-listed technology company, today reaffirmed its previously announced and approved 1-for-25 reverse stock split of all classes of the Company’s ordinary shares, including the Class A ordinary shares and the publicly traded Class B ordinary shares, effective at the opening of trading, U.S. Eastern time, on November 6, 2026.

Before the reverse stock split, there were 13,817,501 Class A ordinary shares and 222,116,290 Class B ordinary shares issued and outstanding. After the reverse stock split, there will be 552,700 Class A ordinary shares and 8,894,680 Class B ordinary shares issued and outstanding. The Company’s Class B ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split at the opening of trading, U.S. Eastern time, on November 6, 2026 under the existing ticker symbol “AIIO.” The new CUSIP number of the Company’s Class B ordinary shares will be G6693P130.

Purpose and Nasdaq Listing Requirements. The reverse stock split is being implemented to meet the Nasdaq listing requirements to regain minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2). As a result of the reverse stock split, the trading price of the Class B ordinary shares is expected to increase proportionately after the effectiveness of the reverse stock split, although the Company can give no assurance that the trading price of the Class B ordinary shares after the reverse stock split will be equal to or greater than 25 times the trading price before the reverse stock split.

Conversion Floor Price Adjustment. In connection with the reverse stock split, the floor prices of all outstanding convertible notes will be proportionately adjusted by a factor of 25, in accordance with the terms of the notes, subject to further adjustments as set out in the notes.

No Accompanying Financing and Future Financing Strategy. The reverse stock split will not be accompanied by new financing. Other than additional closings or draws under existing facilities, as of the date of this release the Company has no current plans to enter into new variable rate equity financing arrangements in the near term. For ongoing capital needs, the Company intends to pursue alternative instruments, such as supply chain financing or subsidiary-level capital raises, with the objective of maximizing equity value and minimizing dilution at the listing company level.

Shareholder Impact and General Provisions. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding share capital or the relative voting rights of the Class A and Class B ordinary shares, except for adjustments that may result from the treatment of fractional shares. Outstanding Company options, warrants, and other applicable convertible securities will be proportionately adjusted in accordance with their respective terms. All fractional shares resulting from the reverse stock split will be disregarded and not be issued to the shareholders of the Company but all such fractional shares will be aggregated and, if possible, sold and distributed to the underlying shareholders. Odyssey Transfer and Trust Company is acting as the exchange agent for the reverse stock split. Shareholders holding shares in book-entry form or through a bank, broker, or other nominee will have their positions automatically adjusted and are not required to take any action.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For investors:
Robo.ai Inc. Investor Relations
E-mail: ir@roboai.group

For media:
Robo.ai Inc. Corporate Communications
E-mail: pr@roboai.group

Website: www.roboai.group